Exhibit 12.1

HEXION SPECIALTY CHEMICALS, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS

(In millions)

	Year ended December 31,
	2006	2005 (1)	2004 (2)	2003	2002
Pre-tax loss from continuing operations	$(80)	$(28)	$(113)	$(100)	$(24)
Add back
Income from equity investees	—	—	—	(2)	(1)

Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income from equity investees	(80)	(28)	(113)	(102)	(25)

Fixed Charges
Interest expense	244	207	117	77	65
Loss on extinguishment of debt	121	17	—	—	—
Interest element of lease costs (3)	9	9	5	3	3
Preferred stock dividend requirements of consolidated subsidiaries	33	30	—	—	—

Total fixed charges	407	263	122	80	68

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	294	205	9	(22)	43
Ratio of earnings to fixed charges (4)	N/A	N/A	N/A	N/A	N/A

(1)	Includes date for Bakelite form date of acquisition by Borden Chemical on April 29, 2005.
(2)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.
(3)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases, as management believes this represents the interest portion hereof.
(4)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $113, $58, $113, $102 and $25 for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.